UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

List of Chief Executives, Auditors, Audit Committee and External Auditor of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima – EDENOR appointed in Regular General Assembly Nº 68 dated April 24th, 2019.

1.- Board of Directors:1

Permanent Directors

Ricardo Alejandro Torres (class A)

Gustavo Mariani (class A)

María Carolina Sigwald (class A)

Diego Martín Salaverri (class A)

María José Wuille Bille (class A)

Gustavo Jorge Capatti  (class A)

Carlos Alberto Iglesias (class A)

Emilio Basavilbaso (classes B and C)

Miguel Ángel De Godoy (classes B and C)

Lucas Amado (classes B and C)

Mariano García Mithieux (classes B and C)

Carlos Alberto Lorenzetti (classes B and C)

Alternate Directors:

Mariano Batistella (class A)

Leandro Carlos Montero (class A)

Daniel Flaks (class A)

Eduardo Abel Maggi (class A)

Gerardo Tabakman (class A)

Carlos Dionisio Ariosa (class A)

Ariel Schapira (class A)

Luciano Careri (classes B and C)

Alejandro Chiti (classes B and C)

Francisco Bosch (classes B and C)

Patricio Ezequiel Jaccoud Girart (classes B and C)

Martín Nobel Valiente (classes B and C)

2.- Auditing Commission:2

Permanent Auditor:

José Daniel Abelovich (class A)

Germán Wetzler Malbrán (class A)

Jorge Roberto Pardo (classes B and C)

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

1 Pursuant to section 79 subsection b 2) of the BYMA list regulation, it is informed that the validity of the mandate is for one fiscal year and up to the meeting approving the Financial Statement at 31.12.19.  As of today, the allocation of positions has not been performed.

2 Pursuant to section 79 subsection b 2) of the BYMA list regulation, it is informed that the validity of the mandate is for one fiscal year and up to the meeting approving the Financial Statement at 31.12.19.  As of today, the allocation of positions has not been performed.

Alternate auditors:

Marcelo Fuxman (class A)

Martín Fernández Dussaut (class A)

Sandra Auditore (classes B and C)

3.- Auditing Committee3

4.- External auditor appointed for the 2019 fiscal year:

Mr. Sergio Cravero, Price Waterhouse & Co SRL, permanent certifying accountant.

Messrs. Fernando Rodriguez and Ezequiel Mirazón, Price Waterhouse & Co SRL, alternate certifying accountants.

* * * * *

Gabriela Chillari

                                                                                                             Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

3 Pursuant to section 79 subsection b 2) of the BYMA list regulation, it is informed that the validity of the mandate is for one fiscal year and up to the meeting approving the Financial Statement at 31.12.19.  As of today, directors who will take part in the Auditing Committee have not been appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 2, 2019